BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                 A Publicly Held Company


                              Notice to the Market

    Record of the Financial Statements of Banco Itau Holding Financeira S.A.

With respect to the corporate reorganization of the Itau Conglomerate and for the purposes of providing transparency and comparability of accounting information to the capital markets, Banco Itau Holding Financeira S.A. announces that:

1) in the first quarter accounts announced today, the information for 2003 relates to Banco Itau Holding Financeira S.A. while details for 2002 refer to Banco Itau S.A.;

2) the Brazilian Securities Commission CVM - (Comissao de Valores Mobiliarios) has approved the adaptation of the system for consulting the accounts of the above-mentioned companies thus permitting the comparison between the financial statements for Banco Itau Holding Financeira S.A. from the first quarter 2003 with Banco Itau S.A.'s financial statements for the fiscal periods to December 31, 2002.

Please note that:

a) Banco Itau S.A. has become a wholly owned subsidiary of Banco Itau Holding Financeira S.A., and negotiation of Banco Itau S.A. shares ceased on March 21, 2003;

b) On the incorporation of Banco Itau S.A.'s, Banco Itau Holding Financeira S.A.'s shares began trading on March 24, 2003. As has been widely announced in the market, the substitution of shares occurred with no alteration in shareholder conditions relative to statutory rights, quantities and participation in the capital stock.

                                   Sao Paulo-SP, May 6, 2003.

                                     ALFREDO EGYDIO SETUBAL
                                   Investor Relations Director